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March 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2013
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the responses of the Company to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 25, 2013, in connection with the above-captioned preliminary proxy statement of the Company.  A revised preliminary consent revocation statement on Schedule 14A (as so revised, the “Consent Revocation Statement”) is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Consent Revocation Statement.

Your numbered comments with respect to the Consent Revocation Statement, as set forth in your letter dated March 25, 2013, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

March 27, 2013

General

1.         Please provide an analysis as to whether RMR is a participant in the solicitation.

Company Response:  In response to the Staff’s comment, the Company notes that, out of an abundance of caution, the Company has listed its manager, Reit Management & Research LLC (“RMR”), in the Consent Revocation Statement as a participant in the solicitation.  Information regarding RMR is included in the Consent Revocation Statement (including Annexes I and III thereto).

As disclosed in the Consent Revocation Statement, the Company has no employees.  RMR provides services to the Company that would be provided by employees and conducts the Company’s day-to-day operations on behalf of the Company.  The officers of the Company are employees of RMR.  Except for grants of common shares under the Company’s share award plan, the Company does not pay its officers salaries or bonuses or provide them any other compensatory benefits – RMR does.  The officers of the Company and certain employees of RMR who provide investor relations services to the Company may be deemed to be participants in the solicitation. As these individuals are employed and compensated by RMR, and provide services to the Company under the management agreements between RMR and the Company, it seems that RMR might also be deemed to be a participant in the solicitation.

2.         Throughout the consent solicitation statement, you indicate that the Corvex/Related Group is asking security holders to relinquish control of the company. Please advise, with a view towards revised disclosure, how you came to this determination. The Corvex/Related Group is seeking simply to remove the current board of trustees, which would not appear to impact security holder control.

Company Response:  The Company has revised its disclosure in the Consent Revocation Statement in response to the Staff’s comment.

Having made this change, the Company believes that it is clear the Corvex/Related Group’s solicitation of consents to remove the current members of the Board of Trustees of the Company is a first step in the plan of the Corvex/Related Group to seize control of the Company’s Board and, therefore, the Company.  In addition, in its revised preliminary consent solicitation statement filed on March 26, 2013, the Corvex/Related Group states that they have made a purported proposal to acquire the Company and are continuing to evaluate strategic alternatives with respect to the Company, including an acquisition proposal.  Further, as noted in the letter of our counsel to the Staff dated March 26, 2013, counsel for

United States Securities and Exchange Commission

March 27, 2013

the Corvex/Related Group has represented to the Circuit Court for Baltimore City, Maryland in Corvex Management LP, et al. v. CommonWealth REIT, et al, (Case No. 24-C-13–001111), as recently as March 18, 2013 (which is after the initial filing of their preliminary consent solicitation statement on March 13, 2013), that the activities of his clients constitute a “take-over corporate control fight,” “a corporate control fight,” and “a fast-moving take over action.”

3.         Wherever you address the special meeting to be held if the removal action is effective, please disclose any specific time frame in which this must occur pursuant to your organizational documents.

Company Response:  The Company has revised its disclosure in the Consent Revocation Statement in response to the Staff’s comment to note that pursuant to the Company’s Amended and Restated Declaration of Trust, in the event that there are no Trustees in office, the officers of the Company, if any, must promptly call a special meeting for the election of Trustees.

As the Staff is aware, calling a special meeting requires the preparation and filing with the Commission of a proxy statement and compliance with applicable requirements of the Commission and the New York Stock Exchange regarding record dates, broker search dates and the time period between the mailing of the proxy statement and the special meeting date.  Based on the Company’s experience, it would seem that any special meeting called by an officer of the Trust after the removal of the whole Board would occur, at earliest, no sooner than two to three months thereafter.  However, the Company cannot determine with certainty when such a special meeting would be held for a number of reasons, including that there has been no disclosure of any plans of the Corvex/Related Group or any other shareholder as to the nomination of any replacement Trustees or when and how such a nomination might be made.

Reasons to Reject the Corvex/Related Removal Proposal, page 2

4.         Please provide support for the assertion that the current board of trustees has “a strong track record of acting in the best interests of the company.”

Company Response:   The Company has revised its disclosure in the Consent Revocation Statement in response to the Staff’s comment.

While making this revision, the current Board continues to believe it has a strong track record of acting in the best interests of the Company and reminds the Staff that the Federal District Court in Boston, Massachusetts on March 4, 2013

United States Securities and Exchange Commission

March 27, 2013

denied motions of the Corvex/Related Group and Delaware County Employees Retirement Fund seeking to enjoin the Company’s equity offering scheduled to close the next day.  In denying the motions the Court found, among other things, that the plaintiffs had not “shown a likelihood of success on the breach of fiduciary duty claim.”

Background of the Corvex/Related Consent Solicitation, page 5

5.         You state that the bylaw amendment on March 1, 2013 served to “clarify” that “a shareholder seeking to take action to remove one or more Trustees must comply with the same bylaw requirements as a shareholder making a nomination of an individual for election to your Board of Trustees.” Please advise, with a view towards revised disclosure, how you determined to characterize these amendments as clarifications, given that their substantive effect appears to be to make the written consent procedure unavailable to any current security holder.

Company Response:  The Company respectfully submits to the Staff that the March 1, 2013 amendments to the Company’s Bylaws are properly characterized as clarifying amendments.

The Board’s intent, when adopting the amendments to the Company’s Bylaws in January 2012 to include the three percent minimum ownership and three-year minimum ownership period requirements, was to ensure that any shareholder or group of shareholders seeking to make changes to the Company’s Board are long-term shareholders that alone, or together, have a meaningful ownership stake in the Company.  The Board considered these provisions reasonable to ensure that changes to the composition of the Company’s Board are proposed by shareholders whose interests are aligned with the long-term best interests of the Company, as opposed to short-term investors seeking a short-term agenda.  Upon review of the Bylaws in response to questions from investors following the Schedule 13D filings of the Corvex/Related Group, the Board determined that the language in the Bylaws should be revised to clarify its intent when adopting the January 2012 amendments.  The Board views the March 1, 2013 amendments to the Bylaws as a clarification in that a proposal to remove Trustees, like a nomination of a Trustee to stand for election, involves a proposed change to the composition of the Company’s Board.  The Company notes that the Board’s position – that the removal of Trustees is subject to the same requirements as the nomination of Trustees – mirrors what we understand to be the longstanding view of the Staff that, for purposes of proxy/consent solicitation statement requirements, proxy/consent solicitation statements for the removal of one or more directors are subject to the same requirements as proxy/consent solicitation statements for the election of one or more directors.

United States Securities and Exchange Commission

March 27, 2013

6.         Your disclosure regarding the bylaw amendments does not address the fact that the amendments also grant the board of trustees additional time (up to 20 additional days) to establish a record date and additional time (up to 50 additional days) to set the record date thereafter. Please revise to disclose these factors with specificity, as they cannot readily be contemplated as actions taken “to afford a reasonable time for shareholders to consider a consent solicitation statement.”

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Consent Revocation Statement to clarify that the Company believes the Bylaw amendments are appropriate measures to afford a reasonable time for the Company’s consideration of the proposal and preparation of solicitation materials, and for shareholders to consider the shareholder proposal, the consent solicitation statement and the consent revocation statement.  The Board’s intent in providing additional time is to ensure that the time the Company and its shareholders have to receive, digest and approve or oppose a shareholder proposal by written consent is more analogous to the overall timeframe that would be available to the Company and shareholders to receive, digest and approve or oppose a shareholder proposal for action to be taken at meeting of shareholders.  If the removal action were a shareholder proposal for consideration at meeting of shareholders, the time from receipt of a shareholder proposal through to the date of the shareholder meeting would, assuming an advance notice bylaw that requires 90 days advance notice, be at least three to four months.  It is the Board’s view that the Company and its shareholders should not be afforded materially less time to receive, consider and approve or oppose a shareholder proposal to remove all Trustees because it is proposed to be taken by written consent as opposed to at a meeting of shareholders.

7.         Section 2.15(a)(ii) of the bylaws provides that only shareholders owning certificated securities may request a record date. Please disclose the purpose of this provision. Please also disclose how many holders of 3% or more of your common shares currently own certificated securities.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Consent Revocation Statement to disclose the purpose of the certificate requirement.

As described above, the Board’s intent, when adopting Section 2.15(a)(ii) of the Bylaws was to ensure that any shareholder or group of shareholders seeking to make changes to the Board are long-term shareholders that alone, or together, have held and continue to hold a meaningful ownership position in the Company.  The Board determined to include in the Company’s Bylaws a

United States Securities and Exchange Commission

March 27, 2013

requirement that shareholders making a proposal to change the composition of the Board hold a share certificate for their common shares at the time of providing advance notice to the Company of a shareholder proposal because the holding of a share certificate is persuasive evidence to establish their ownership of the Company’s common shares.  The Company notes that any shareholder who holds uncertificated common shares may, at any time, obtain a share certificate for their common shares directly from the Company’s registrar and transfer agent.

The Company advises Staff that as of March 26, 2013, based upon information provided by the Company’s registrar and transfer agent, Cede & Co. is the only record holder of more than three percent of the Company’s common shares.  Cede & Co. holds its shares in book entry form.

The Company notes that the three percent/three-year ownership requirements may be satisfied by a shareholder acting alone or by one or more shareholders together.  Shareholders who together own uncertificated common shares representing at least three percent of the Company’s outstanding common shares, have owned such shares for at least three years and wish to request a consent record date, may satisfy the certificate requirement of the Bylaws by (i) obtaining share certificates for their common shares prior to providing the consent record date request notice and providing a copy of those certificates to the Company with their consent record date request notice and (ii) providing other reasonable evidence, satisfactory to the Board, of their continuous ownership of such common shares for the three year period.

8.         We note that, on March 12, 2013, the Corvex/Related Group sent a letter to the company’s independent trustees requesting a meeting. Please disclose the response of the independent trustees to this request.

Company Response:  Since first disclosing their accumulation of common shares of the Company on February 26, 2013, the Corvex/Related Group has issued numerous letters to the entire Board and to the Independent Trustees, while at the same time the Corvex/Related Group has aggressively pursued litigation (including temporary restraining orders) against the Company and its Trustees and officers in two jurisdictions and filed a consent solicitation statement for the removal of the entire Board.  The Board and its Independent Trustees have considered each of these actions and are responding in the manner and time they determine to be appropriate, considering all of the actions of the Corvex/Related Group.  The Company has revised its disclosure in the Consent Revocation Statement to provide information about recent events, including a meeting of Company management and representatives of the Corvex/Related Group.

United States Securities and Exchange Commission

March 27, 2013

Effectiveness of Consent, page 10

9.         You state that that removal action proposed by the Corvex/Related Group will become effective if consents signed by the holders of two-thirds of the common shares outstanding as of the record date are delivered to the company no later than 30 days after the record date. Please clarify, if true, that the two-thirds requirement must be met for removal of each individual trustee. Please also disclose what will occur if some, but not all, of the trustees receive votes for removal from two-thirds of the outstanding shares.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Consent Revocation Statement to clarify that the two-thirds requirement must be met for the removal of each individual Trustee and to disclose that if some, but not all, of the Trustees receive votes for removal from two-thirds of the outstanding common shares, that only the remaining Trustees in office would be able to fill the resulting vacancies.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:	Michele Anderson
Securities and Exchange Commission

Michael E. McTiernan
Securities and Exchange Commission

Adam D. Portnoy
CommonWealth REIT

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP